UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 Amendment No. 2


                    Under the Securities Exchange Act of 1934


                              THE HE-RO GROUP, LTD.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   422047 10 9
                                 (CUSIP Number)




Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)



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CUSIP No. 422047 10 0     Amendment No. 2 13-G                      Page 2 of 6



Item 1.

              (a)   Name of Issuer:

                        The He-Ro Group, Ltd. (the "Company")

              (b)   Name of Issuer's Principal Executive Offices:

                        550 Seventh Avenue
                        New York, New York 10018

Item 2.

              (a)   Name of Reporting Person:

                        The Estate of Herbert Rounick

              (b)   Address  of  Principal   Business   Office,   or,  if  none,
                    Residence:

                        15 West 53rd Street
                        New York, New York 10019

              (c)   Citizenship:

                        United States of America

              (d)   Title of Class of Securities:

                        Common Stock, par value $.10 per share of The He-Ro Group, Ltd. ("Common Stock")

              (e)   CUSIP Number:

                        422047 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is:

                        Not applicable

Item 4.   Ownership:

              (a)   Amount Beneficially Owned:

                        4,409,066


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CUSIP No. 422047 10 0      Amendment No. 2 13-G                     Page 3 of 6


              (b)   Percent of Class:

                        66%

              (c)   Number of shares as to which such person has:

                        (i) sole  voting  power:  0
                        (ii)  shared   voting   power:   4,409,066
                        (iii) sole  dispositive  power:  4,409,066
                        (iv) shared dispositive power: 0

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          The Estate of Herbert Rounick (the "Estate") owns 4,409,066 shares of Common Stock, representing approximately 66% of the outstanding Common Stock. Vasiliki Della Pasvantidou Rounick ("Mrs. Rounick"), the widow of Mr. Rounick and the Co-Chairman of the Company, is the sole executrix of the Estate and under the terms of Herbert Rounick's Will, (and except as disclosed in the succeeding paragraphs hereof) she has the sole power to vote and to dispose of the shares of the Common Stock owned by the Estate. Mrs. Rounick also owns directly 21,682 shares of Common Stock.

          On March 11, 1997, Mrs. Rounick executed an irrevocable proxy authorizing Messrs. Ronald LaBow ("Mr. LaBow") and Stewart E. Tabin, the President and Vice President, respectively, of Stonehill Investment Corp. ("Stonehill") to vote the 4,430,748 shares of Common Stock currently owned by the Estate and Mrs. Rounick (which shares represent 66% of the Common Stock currently outstanding) in favor of the transactions contemplated by that certain Stock Purchase Agreement dated as of March 11, 1997 (the "Agreement") by and among the Company, Mrs. Rounick (individually and on behalf of the Estate), Oleg Cassini ("Mr. Cassini"), Stonehill and Oleg Cassini, Inc. (" OCI"). Under the terms of the Agreement, among other things, the Company has agreed to issue and sell to (i) Stonehill 6,869,332 shares of Common Stock, (which shares when issued will represent approximately 20% of the then issued and outstanding shares of Common Stock) for a purchase price of $4,000,000 payable in cash at the Closing (as defined in the Agreement) and (ii) to Cassini 20,000,000 shares of its Common Stock (which shares when issued will represent approximately 60%



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CUSIP No. 422047 10 0       Amendment No. 2 13-G                    Page 4 of 6


of the then issued and outstanding shares of Common Stock) for (a) $3,000,000, of which $1,000,000 is payable in cash at the Closing and the balance is payable by the delivery on the Closing of two non-interest bearing promissory notes of Mr. Cassini payable to the Company each in the principal amount of $1,000,000, one of which will be due on the first anniversary of the Closing and the second of which will be due on the second anniversary of the Closing and both of which will be secured by the shares of Common Stock to be issued to Mr. Cassini, and
(b) the execution and delivery by OCI of a certain Management License Agreement pursuant to which on and after the Closing, the Company will manage the day to day operations and supervise five of OCI's existing license agreements and any future license agreements relating to women's apparel in exchange for half of the royalties collected under such license agreements. Under the terms of the Agreement, Stonehill and Mr. Cassini will have the right to require the Company to register their shares of Common Stock under certain circumstances. In addition, pursuant to the Agreement, the Estate has agreed to sell to Stonehill all but $1,000,000 of the approximately $6,000,000 of subordinated debt owing from the Company to the Estate. Upon the Closing of the transactions described in the Agreement, the 4,430,748 shares of Common Stock owned by the Estate and Mrs. Rounick will represent 13% of the Common Stock to be outstanding on the Closing Date after the issuance of shares to Stonehill and Mr. Cassini.

          The Agreement also provides that on the Closing Date, (i) the members of the Company's existing Board of Directors will have resigned, (ii) the Company's Board of Directors will be expanded from three to seven members consisting of Mr. Cassini, Mr. LaBow, the President and principal stockholder of Stonehill, the Company's Chief Executive Officer, a designee of Mrs. Rounick and the balance to be designated by Mr. Cassini and/or Mr. LaBow, (iii) Mr. Cassini will be named Chairman of the Board; and (iv) the Company will be renamed Oleg Cassini Group International, Ltd. In addition, based upon the information contained in the Schedule 13D dated March 21, 1997 filed by Messrs. LaBow and Stewart E. Tabin, the undersigned understands that Mr. Cassini will also provide a three-year voting trust to Mr. LaBow at the Closing.

          The Closing is subject to, among other things, approval by the Company's stockholders of (i) an amendment to the Company's Certificate of Incorporation to change the name of the Company and to increase the number of shares of Common Stock which the Company is authorized to issue and (ii) the issuance of the above referenced shares of Common Stock to Stonehill and Mr. Cassini. The transactions contemplated by the Agreement are also subject to other third party and regulatory approvals and certain other closing conditions. Accordingly, there can be no assurance that the Company will consummate the transactions contemplated by the Agreement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not applicable.



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CUSIP No. 422047 10 0       Amendment No. 2 13-G                    Page 5 of 6



Item 8.           Identification and Classification of Members of the Group:

                           Not applicable.

Item 9.           Notice of Dissolution of Group:

                           Not applicable.

Item 10.          Certification:

                           Not applicable.




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CUSIP No. 422047 10 0      Amendment No. 2 13-G                     Page 6 of 6


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 1997


                          THE ESTATE OF HERBERT ROUNICK



                           By:  /s/ Della Vasiliki Pasvantidou Rounick,
                                ---------------------------------------
                                    Della Vasiliki Pasvantidou Rounick,
                                      sole executrix